Valentis, Inc.

533 Airport Blvd., Suite 400

Burlingame, California 94010

May 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Valentis, Inc.

File No. 333-140443

Responses to Securities and Exchange Commission Staff comments made by

Letter dated May 2, 2007

Ladies and Gentlemen:

Valentis, Inc. (“Valentis”), in connection with its filing of a Registration Statement on Form S-4 under the Securities Act (File No. 333-140443) (the “Registration Statement”), and Urigen N.A., Inc. (“Urigen”) hereby make the following responses, including the attached supplemental information, to the Securities and Exchange Commission (the “SEC”) Staff’s comments to Amendment No. 2 to the Registration Statement, filed with the SEC on April 24, 2007, made by letter dated May 2, 2007, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in Amendment No. 3 to the Registration Statement (“Amendment Three”), if applicable.

General

1.                                       We note your response to our prior comment 2. We are not in receipt of Exhibits A and B that accompany the affidavit attached to your application pursuant to Rule 437 to dispense with the filing of the consent.  Please provide us those exhibits.  We may have further comments once we have received the exhibits.

Response:  We are supplementally providing Exhibits A and B to the affidavit attached to the application pursuant to Rule 437 to dispense with the filing of the consent.

Urigen’s agreements with vendors and a business partner . . . page 45

2.                                       We note your response to our prior comment 7 and reissue that comment.  Please revise the risk factor to estimate the number of shares of Series B preferred stock that Urigen may be required to issue and how this may affect the number of shares Valentis is required to issue to Urigen stockholders in the merger or after the merger.  In particular, please provide an estimate of the number of shares that may be issuable for the milestone fees.

Response:  Pursuant to conversations with the Staff, we hereby advise the Staff of the following:

The total number of shares of common stock that Urigen will be required to issue under the vendor agreement is solely dependent on the term of the agreement.  There is no definitive termination date for this vendor agreement and therefore, no way to accurately estimate how many shares of common stock Urigen will ultimately issue.  We hereby confirm that following the merger, the combined company will issue shares of its common stock under this agreement without regard to the exchange ratio applicable to the merger (i.e., the vendor will receive 20,000 shares of common stock per month of the combined company).

The total number of shares of common stock that Urigen may issue under the agreement with its business partner is based on several factors, most of which are unknown at this time.  Pursuant to the agreement, Urigen may issue total shares valued at $437,500 in lieu of cash.  At Urigen’s option, the shares may be issued by Urigen in lieu of cash when Urigen reaches certain milestones outlined in the agreement.  Since the milestones are based on the progress of Urigen’s research and products, Urigen cannot predict whether it will actually achieve the milestones, and if Urigen is able to achieve the milestones, Urigen cannot predict when the milestones will be achieved.  We hereby advise the Staff that, based on the current status of Urigen’s research and products, the milestones cannot be achieved prior to the proposed merger.  In addition, the number of shares of common stock issued will be based on the market price of shares at the time of issuance, which Urigen also cannot predict.

Assuming that (1) both milestones are actually achieved, (2) both milestones are achieved today, and (3) the price of Urigen’s common stock today is $0.50 per share (which is based on the board of directors’ valuation of Urigen’s common stock), Urigen would issue 875,000 shares if it opted to issue shares of common stock in lieu of cash.  We hereby confirm that following the merger, which is when the milestones, if achieved, will be achieved, the combined company will issue shares of its common stock under this agreement without regard to the exchange ratio applicable to the merger (i.e., based on the assumptions above, the combined company would issue 875,000 shares of its common stock).

For the revised disclosure, please see page 44 of Amendment Three.

Urigen’s Reasons for the Merger, page 62

3.                                       We note your response to our prior comment 11 and reissue that comment.  Please disclose the appropriate information required by Item 1015 of Regulation M-A regarding this valuation analysis performed by Bio-IB, LLC.  The disclosure should summarize the analysis, including the conclusion regarding the fair value of the relevant intangible assets.  Please also include the analysis as an exhibit to the registration statement.

Response:  Pursuant to conversations with the Staff, we have expanded the disclosure to the extent possible to disclose the information required by Item 1015 of Regulation M-A regarding the valuation analysis of Urigen.  We hereby confirm that although Urigen’s management considered the valuation in evaluating the potential merger, the valuation of Urigen’s intangible assets was obtained and provided for the purpose of evaluating the tax implications of a potential asset sale to a United States company.  The report of the advisory firm specifically prohibits Urigen from filing or referring to the report in a registration statement without the “expressed written consent” of the advisory firm.  Urigen has attempted on several occasions to obtain the written consent of the advisory firm and the advisory firm has refused to provide such consent.  In addition, the advisory firm has informed Urigen that if it is named in the effective registration statement or its report is filed as an exhibit to the registration statement, the advisory firm will likely commence legal action against Urigen for breach of contract.  Please see page 62 of Amendment Three.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 130

4.                                       We have read your response to comment 15 and your revised disclosures.  Please revise your disclosures to clarify that the purchase price was determined by the fair value of the net assets acquired.  Please clarify that the purchase price was determined by the fair value of the net assets acquired.  Please clarify the accounting for the purchase, including the fact that no goodwill was recorded.

Response:  We revised the disclosure to clarify that the purchase price was determined by the fair value of the net assets acquired and to clarify the accounting for the purchase, including the fact that no goodwill was recorded.  Please see page 128 of Amendment Three.

Urigen Holdings Financial Statements, page F-34

5.                                       We have read your response to comment 24 and your revised disclosures.  However, the June 30, 2006 audited financial statements have not been updated to reflect the two for one stock split in October 2006.  Please revise the June 30, 2006 financial statements to retroactively apply the effects of this stock split.  Please include a note to the financial statements to clearly indicate that this is the accounting treatment applied to this stock split.  In addition, it appears as though the amount of common stock issued at December 31, 2006 disclosed on the balance sheet should be 15,506,490 rather than 31, 012,980, please explain.

Response:  We revised the June 30, 2006 financial statements to retroactively apply the effects of Urigen’s two-for-one stock split.  We included a note to the financial statements to clearly indicate that this is the accounting treatment applied to Urigen’s two-for-one stock split.  We revised the balance sheet to reflect that the amount of common stock issued at December 31, 2006 was 15,506,490.  Please see pages F-36 to F-63 of Amendment Three.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (650) 697-1900 or Robert C. Funsten, Valentis’ legal counsel, at (949) 725-4204.

Sincerely,

/s/ Benjamin F. McGraw, III
Benjamin F. McGraw, III
President and Chief Executive Officer